Converted  StateTrueConverted   Date24-Aug-2001WPClean  Version2.0.0.21CW  Macr
Package       IntegrationSOFTWISE_AdHocReviewCycleID-921309885_EmailSubjectDraft
Schedule 13D_AuthorEmailPYeh@ropesgray.com_AuthorEmailDisplayNameYeh, Peggy L.
                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 7)*

                           Seabulk International Inc.
               --------------------------------------------------
                                (Name of Issuer)

                 Seabulk International Inc. Common Stock, par
                value $.01 per share, and Warrants exercisable
                                for Common Stock
               --------------------------------------------------
                         (Title of Class of Securities)

                                           81169P101 (Common
               Stock)
                                           81169P127 (144A
               Warrants)
                                           81169P119 (Warrants)
               --------------------------------------------------
                                 (CUSIP Numbers)


               Copy to:
               Sandra P. Tichenor, Esq.
               Christopher A. Klem, Esq.
               Loomis, Sayles & Company, L.P.       Ropes & Gray
               One Financial Center
               One International Place
               Boston, MA  02111
               Boston, MA  02110-2624
               (617)
               482-2450
               (617) 951-7410
               --------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 9, 2002
               --------------------------------------------------
                 (Date of Event which Requires Filing of this
                                  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent
amendment containing information which would alter disclosures provided in a cover page.

The information required on the remainder of this cover page shall not be deemed to be
"filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        SCHEDULE 13D


CUSIP Nos.
81169P101 (Common Stock)
81169P127 (144A Warrants)
81169P119 (Warrants)



  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Loomis, Sayles & Company, L.P.
            Employer ID No. 04-3200030


  2.                                           (a)
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (b)


  3.    SEC USE ONLY


  4.    SOURCE OF FUNDS*
                 OO
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  5.    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                   7.   SOLE VOTING POWER
    NUMBER OF               0
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH

                   8.   SHARED VOTING POWER
                            0

                   9.   SOLE DISPOSITIVE POWER
                            0

                   10.  SHARED DISPOSITIVE POWER
                            none

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0 shares
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  12.   CERTAIN SHARES*

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 0%

  14.   TYPE OF REPORTING PERSON*
                 IA
                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        SCHEDULE 13D


CUSIP Nos.
81169P101 (Common
Stock)
81169P127 (144A
Warrants)
81169P119 (Warrants)



  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Loomis, Sayles Voting, Inc.
            Employer ID No. 04-3200391


  2.                                           (a)
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (b)


  3.    SEC USE ONLY


  4.    SOURCE OF FUNDS*
                 OO
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  5.    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts

                   7.   SOLE VOTING POWER
    NUMBER OF               0
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
     PERSON
      WITH

                   8.   SHARED VOTING POWER
                            0

                   9.   SOLE DISPOSITIVE POWER
                            0

                   10.  SHARED DISPOSITIVE POWER
                            none

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0 shares
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  12.   CERTAIN SHARES*

  13.            PERCENT 0%

  14.   TYPE OF REPORTING PERSON*
                 CO

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                        SCHEDULE 13D

                                Seabulk International, Inc.

Item 1.       Security and Issuer

    This Schedule 13D pertains to shares of Common Stock, par value $.01 ("Common Stock") and Common Stock issuable upon the exercise of Class A warrants and Rule 144A warrants (collectively, the "Warrants") of Seabulk International Inc. (the "Issuer").

    The Issuer's address is Seabulk International Inc., 2200 Eller Drive, PO Box 13038, Fort Lauderdale, FL 33316.

Item 2.       Identity and Background

    This Schedule 13D is being filed by Loomis, Sayles & Company, L.P., a Delaware limited partnership ("Loomis"), and its general partner, Loomis, Sayles Voting,
 Inc.,
a Delaware corporation ("LS Inc." and, together with Loomis, the "Loomis Entities").

    The address of the principal executive offices and the principal business of the
Loomis Entities is One Financial Center, Boston, Massachusetts 02111.

    Loomis is an investment adviser registered under the Investment Advisers Act of
1940, as amended.

    LS Inc. is a single purpose entity that acts as a special-purpose general partner of Loomis.

Item 3.       Source and Amount of Funds or Other Consideration

    Loomis acts as investment adviser to certain managed accounts (the "Managed Accounts"), which received the Common Stock and the Warrants (the Common Stock and the Warrants together being referred to as the "Account Shares"). Pursuant to a plan of reorganization under Chapter 11 of the Bankruptcy Code (the "Plan"), the Managed Accounts received the Account Shares in exchange for (i) certain securities of the Issuer previously held by the Managed Accounts and
(ii) additional consideration
 paid
by Loomis for certain debt securities of the Issuer and Warrants exercisable for
 a
total of 171,226 shares of Common Stock. The effective date of the Plan (the "Effective Date") was December 15, 1999.

Item 4.       Purpose of the Transaction

    As described in Item 3, the Managed Accounts received the Account Shares in exchange for certain securities of the Issuer pursuant to the Plan. The Account Shares and the securities of the Issuer that the Managed Accounts previously held were acquired for investment purposes and not with the purpose of changing or influencing control of the issuer.

    The Loomis Entities have no present plan or proposal to acquire additional shares of Common Stock, whether on behalf of the Managed Accounts or otherwise. In the ordinary course of business, however, the Loomis Entities may purchase or acquire additional shares of Common Stock (or warrants or other securities exercisable for or convertible into Common Stock) or sell, transfer, or otherwise dispose of Common
 Stock
currently held in the Managed Accounts or Common Stock (or warrants or securities exercisable for or convertible into Common Stock) subsequently acquired by the Loomis Entities, whether on behalf of the Managed Accounts or otherwise.

    On June 13, 2002, Loomis entered into a Securities Purchase Agreement with DLJ Merchant Banking Partners III, L.P., a CSFB Private Equity fund, and affiliated entities, and Carlyle/Riverstone Global Energy and Power Fund I, L.P. (together, the
"Purchasers") to sell (i) all of the shares of Common Stock for $8.00 per share;
 (ii)
all of the Common Stock Purchase Warrants for $7.99 per share; and (ii) all of the Class A Common Stock Purchase Warrants for $.01 per share, and pursuant to which Loomis has agreed to exercise certain voting authority to approve upon the Issuer's solicitation of shareholder approval (a) the issuance and sale by the Issuer of 12.5 million shares of newly issued Issuer Common Stock at a cash price of $8.00 per share to the Purchasers and (b) related amendments to the Issuer's Certificate of Incorporation, subject to approvals and certain other conditions customary for transactions of this type.

Item 5.       Interest in Securities of the Issuer

    The Account Shares consist of 0 shares of Common Stock and a total of 0 shares of Common Stock issuable upon exercise of the Warrants. The Account Shares comprise 0% of the issued and outstanding Common Stock.

    The Account Shares have the following characteristics:

    Sole voting power:       0 shares
    Shared voting power:          0 shares
    Sole dispositive power:       0 shares
    Shared dispositive power:          none

    Each of the Managed Accounts has the sole right to receive and direct the receipt of dividends in respect of, and to receive proceeds from the sale of, the Account Shares owned by such Managed Accounts. Owners of the Managed Accounts have given Loomis discretion to manage the Managed Accounts through advisory agreements.

Item 6.       Contracts, Arrangements, Understandings or Relationships with
              --------------------------------------------------------------
Respect to
-----------
              Securities of the Issuer

    On June 13, 2002, Loomis entered into a Securities Purchase Agreement with DLJ Merchant Banking Partners III, L.P., a CSFB Private Equity fund, and affiliated entities, and Carlyle/Riverstone Global Energy and Power Fund I, L.P. (together, the
"Purchasers") to sell (i) all of the shares of Common Stock for $8.00 per share;
 (ii)
all of the Common Stock Purchase Warrants for $7.99 per share; and (ii) all of the Class A Common Stock Purchase Warrants for $.01 per share, and pursuant to which Loomis has agreed to exercise certain voting authority to approve upon the Issuer's solicitation of shareholder approval (a) the issuance and sale by the Issuer of 12.5 million shares of newly issued Issuer Common Stock at a cash price of $8.00 per share to the Purchasers and (b) required amendments to the Issuer's Certificate of Incorporation, subject to approvals and certain other conditions customary for transactions of this type. Additionally, a shareholder vote will be required to approve the amendments to the Certificate of Incorporation to ensure independent director oversight of affiliated party transactions and to provide protective rights to minority shareholders.

Item 7.  Material to be filed as Exhibits:  N/A


                                         Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2002

LOOMIS, SAYLES & COMPANY, L.P.


By: /s/Peter Giannakoulis
   Name:  Peter Giannakoulis
   Title:    Personal Trading Compliance Manager

LOOMIS, SAYLES & COMPANY, INC.


By: /s/Peter Giannakoulis
   Name:  Peter Giannakoulis
   Title:    Personal Trading Compliance Manager